The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 MAR 18 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

03007548

12th March, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 27th January 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an News Release dated 11th March 2003 commenting on the decision of Moody's Investors Service to reduce EMI Group plc's debt ratings from Baa2 with a negative outlook to Ba1 with a stable outlook.

Yours faithfully,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE ER 03/6

EMI Group plc
Response to Moody's statement

LONDON 11 March 2003: EMI Group plc has today been informed of the decision of Moody's Investors Service to reduce its debt ratings from Baa2 with a negative outlook to Ba1 with a stable outlook, based on concerns regarding the dynamics of the recorded music market.

EMI is pleased that Moody's has acknowledged that palpable progress is now being made in the fight against piracy, through actions that have been and are being taken by EMI, by the wider music industry and by government agencies. We have confidence that these actions will create the basis for meaningful improvement in recorded music market conditions.

We are also pleased that Moody's has acknowledged the resilience of EMI's market-leading music-publishing business, the improved cost structure, and management's ongoing commitment to debt reduction.

The decision has no impact on EMI's liquidity, which remains strong, nor does it trigger any renegotiation clauses or advance repayments of bank credit lines. At this rating, the impact on EMI's interest charge for the current fiscal year will be negligible, with a maximum annualised increase in interest charges thereafter of £8m, before tax relief.

Enquiries

EMI
Siobhan Turner Investor Relations +44 20 7667 3234

Brunswick Group
Patrick Handley +44 20 7404 5959